NO ACT

PE
12-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005693

February 4, 2011

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-4-11

Re: Johnson & Johnson
Incoming letter December 22, 2010

Dear Ms. Ising:

This is in response to your letter dated December 22, 2010 concerning the shareholder proposal submitted to Johnson & Johnson by Jill Maynard. We also have received a letter on the proponent's behalf dated January 4, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

February 4, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Johnson & Johnson
Incoming letter dated December 22, 2010

The proposal requests that to maintain and promote the highest ethical and evidence-based training standards, the board adopt available non-animal methods whenever possible and incorporate them consistently throughout all the company's operations.

We are unable to conclude that Johnson & Johnson has met its burden of establishing that Johnson & Johnson may exclude the proposal under rule 14a-8(i)(10). Although the company has adopted its Guidelines for the Use of Animals in Teaching & Demonstrations, the proposal addresses not only "standards" but also requests that the company adopt "methods" and that it "incorporate them consistently." Accordingly, we do not believe that Johnson & Johnson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Reid S. Hooper
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 4, 2011

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Via e-mail: shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by Jill Maynard for Inclusion in the 2011 Proxy Statement of Johnson & Johnson

Ladies and Gentlemen:

This letter is filed in response to a letter dated December 22, 2010 submitted to the Staff by Johnson & Johnson ("J&J" or "the Company"). The Company seeks to exclude a shareholder proposal submitted by Jill Maynard, a supporter of PETA. The undersigned has been designated as Ms. Maynard's authorized representative.

The proposal under review is as follows:

> **RESOLVED**, to maintain and promote the highest ethical and evidence-based training standards, the Board is requested to adopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations.

J&J's position is that the proposal has been substantially implemented under Rule 14a-8(i)(10) because it has a policy entitled "*Guidelines for the Use of Animals in Teaching & Demonstrations*" (the "*Guidelines*").

For the reasons that follow, the proponent requests that the Staff recommend enforcement action if the proposal is omitted from the proxy materials.

I. The Proposal Has Not Been Substantially Implemented; to the Contrary, J&J's "*Guidelines*" Have Been Substantially Ignored.

Notwithstanding seven single-spaced pages of argument, J&J's no action letter fails to deal with -- or perhaps, more accurately, intentionally avoids – the facts contained in the second and last paragraphs of the resolution's supporting statement. Those paragraphs read in relevant part as follows:

> Johnson & Johnson's Ethicon Institute for Surgical Education in India and Ethicon Endo-Surgery in the U.S. use healthy pigs for training medical professionals in the use of laparoscopic surgical equipment even though our Company uses simulators for this purpose at other facilities.

. . .

> Our Company also uses live animals to train sales representatives. In one instance in 2009 at Ethicon Endo-Surgery, a ***marketing intern who was not even a regular employee*** was allowed to perform surgical procedures on a live pig in a sales training program. (Emphasis supplied.)

If the *Guidelines* were in fact being followed, none of the above activities could or should have taken place. The first three "principles" detailed in the *Guidelines*, for which J&J has a confirmed "commitment," require the following:

- Live animals shall be used for teaching or demonstration purposes only when actual participation by the trainee is required to learn the proper usage of a product in a medical or surgical procedure.
- Participation in a training session shall be limited to only those individuals for whom the training experience is considered essential.
- Alternative methods shall be employed whenever possible.

If J&J uses simulators for laparoscopic surgery training in one facility, there is clearly no justification for using live animals for the same training in other J&J facilities.[1] Therefore the third principle above is not being honored. Similarly, if a marketing intern who is not even an employee of J&J is allowed to perform surgery on a pig, then all three of the above principles have been summarily ignored.

In sum, for the Company to assert that the *Guidelines*, to which it fails to adhere, demonstrate that the proposal has been substantially implemented, is to make precisely the opposite point.

II. The Proposal Is Significantly Broader in Scope than J&J's *Guidelines*.

The proposal requests that the Board adopt non-animal methods whenever possible and use those non-animal methods *consistently throughout all the Company's operations*. This is exactly the principle that J&J is not following, as illustrated by the inconsistent use of both live animals and non-animal methods for the same laparoscopic surgery training.

Additionally, the *Guidelines* relate exclusively to the use of animals in "Teaching & Demonstrations." The cornerstones of the shareholder resolution are promotion of the "highest ethical and evidence-based training standards" in all of J&J's operations. Accordingly, the resolution is materially broader than the *Guidelines*.

As the Staff noted in *Texaco, Inc.* (avail. March 28, 1991), "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." In this case, J&J's practices and procedures do not compare favorably with the shareholder proposal.

---

[1] As noted in the proposal, the use of live animals for laparoscopic training is illegal in Great Britain and The Netherlands. It is disapproved by the American College of Surgeons and has been eliminated in all of the most prestigious medical schools in the U.S.

Conclusion

For the foregoing reasons, we respectfully request that the Staff advise J&J that it will recommend enforcement action if the company fails to include the proposal in its 2011 Proxy Statement. Please feel free to contact me if you have any questions or require further information. I can be reached directly at 202-641-0999 or SHall3450@gmail.com.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Elizabeth A. Ising (EIsing@gibsondunn.com)
Doug Chia (DChia@its.jnj.com)
Jill Maynard

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct 202.955.8287
Fax 202.530.9631
EIsing@gibsondunn.com

Client C 45016-001913

December 22, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Johnson & Johnson*
Shareholder Proposal of Jill Maynard
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Johnson & Johnson (the "Company"), intends to omit from its proxy statement and form of proxy for its 2011 Annual Meeting of Shareholders (collectively, the "2011 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from Jill Maynard (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED**, to maintain and promote the highest ethical and evidence-based training standards, the Board is requested to adopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal as it already has in place Guidelines for the Use of Animals In Teaching & Demonstrations (the "Guidelines") that address the elements of the Proposal, as discussed below.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

A. Background.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position, further reinforcing that a company need not implement a proposal in exactly the manner set forth by the proponent. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

B. Analysis.

The Proposal relates to the ethical use of animals for Company training and requests that the Board "adopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations." The Company has already adopted the Guidelines, which are posted on the Company's website,[1] and which substantially implement the Proposal for purposes of Rule 14a-8(i)(10) by implementing the Proposal's essential objective of "adopt[ing] available non-animal methods whenever possible,"

---

[1] *Available at* http://www.jnj.com/wps/wcm/connect/dd12c9804f5568229fc6bf1bb31559c7/guidelines-for-the-use-of-animals.pdf?MOD=AJPERES. *See also* Exhibit B.

especially for training purposes, throughout the Company's operations. Specifically, the Guidelines state:

> **Guidelines for the Use of Animals In Teaching & Demonstrations**
>
> It is sometimes necessary for the Johnson & Johnson Family of Companies to use laboratory research animals for teaching or demonstration purposes. This is especially true for certain products, e.g. medical devices, where it is essential to train health professionals, as well as our product representatives, in the proper use of these products.
>
> . . .
>
> The following principles confirm our commitment to the conservation and humane treatment of animals used for teaching and demonstration purposes, whether within Johnson & Johnson facilities or at outside institutions under the direction of Johnson & Johnson personnel:
>
> - Live animals shall be used for teaching or demonstration purposes only when actual participation by the trainee is required to learn the proper usage of a product in a medical or surgical procedure.
> - Participation in a training session shall be limited to only those individuals for whom the training experience is considered essential.
> - Alternative methods shall be employed whenever possible. These include, but are not limited to videotapes, synthetic models, computer simulation, abattoir specimens and reconstituted freezedried or gamma-irradiated specimens.
> - Live animals used in demonstrations shall be obtained only from licensed or approved sources and preferably will have been bred and reared specifically for research purposes.
> - The number of animals utilized for each session shall be the minimum necessary to provide appropriate training to the participants.
> - Anesthesia, preparation and usage of all animals shall be under the direction of a veterinarian or other suitably trained individual.
> - No animal shall be subjected to unnecessary pain and/or distress. In all instances the appropriate anesthetic agents, analgesics and tranquilizers shall be used.
> - Use of live animals or animal tissue specimens will be conducted only in approved and appropriate laboratory settings.

- All surgical procedures, including pre- and post-procedural care utilizing animals will be conducted in full compliance with the Animal Welfare Act (7 USC 2143) and in a manner consistent with the National Institutes of Health Guide for the Care and Use of Laboratory Animals.
- Only humane and appropriate methods of euthanasia will be used, as described by the American Veterinary Medical Association Panel on Euthanasia.
- All animals shall be treated humanely. They shall be housed and cared for in accordance with requirements of the Animal Welfare Act (7 USC 2143) and in a manner consistent with the National Institutes of Health (NIH) Guide for the Care and Use of Laboratory Animals, the Johnson & Johnson Policy on Humane Care and Use of Laboratory Animals, and all applicable state, local and institutional guidelines. Mistreatment of animals is grounds for dismissal.
- Johnson & Johnson-sponsored teaching and demonstration sessions held at non-Johnson & Johnson facilities are expected to conform to the above guidelines.

Thus, the Company's Guidelines implement the essential objective of the Proposal by addressing each element of the Proposal. First, the Proposal states that the Board should "[a]dopt available non-animal methods whenever possible" to "maintain and promote the highest ethical and evidence-based training standards." The Guidelines address this element of the Proposal by stating: "[a]lternative methods [to the use of live animals] shall be employed whenever possible." In addition, the Guidelines also state that, "Live animals shall be used for teaching and demonstration purposes *only* when actual participation by the trainee is *required* to learn the proper usage of a product in a medical or surgical procedure." (*emphasis added*)

Second, the Proposal requests that the Board, in order to "to maintain and promote the highest ethical and evidence-based training standards," "incorporate [non-animal methods] consistently throughout all the Company's operations." The Guidelines address this element of the Proposal by setting forth uniform guidelines for the entire Company regarding the use of animals in teaching and demonstrations. Moreover, the Guidelines state specifically that they are to be applied not only to Company facilities, but also to "outside institutions under the direction of Johnson & Johnson personnel" and to "Johnson & Johnson-sponsored teaching and demonstration sessions held at non-Johnson & Johnson facilities."

While the Proposal requests that the Board take the aforementioned actions, the Staff consistently has concurred with the exclusion of shareholder proposals requesting board action as substantially implemented when companies have existing policies in place that cover the subject matter of the proposal. *See, e.g., Covance Inc.* (avail. Feb. 22, 2008) (concurring with the exclusion of a proposal requesting that the board issue a report regarding the feasibility of establishing certain environmental committees as substantially implemented when the company previously had established committees which addressed each element of the proposal); *Exxon Mobil Corp.* (avail. Mar. 17, 2006) (concurring with the exclusion of a proposal requesting the board to establish policies designed to achieve the long-term goal of making the company the recognized leader in low-carbon emissions as substantially implemented when the elements of the proposal represented essential elements of the company's existing policies); *Freeport-McMoRan Copper & Gold Inc.* (avail. Mar. 5, 2003) (concurring with the exclusion of a proposal requesting that the board amend its human rights policy as substantially implemented when the company's existing policies addressed the subject matter of the proposal). As described above, here too the Company's existing Guidelines address the essential elements of the Proposal.

In addition, as noted above, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* 1998 Release at n.30 and accompanying text; 1983 Release at § II.E.6. This standard does not require that each and every aspect of a proposal be implemented, but rather the Staff has consistently concurred with the exclusion of proposals where a company's policies or procedures relate to the subject matter of the proposal. In *PPG Industries, Inc.* (avail. Jan. 19, 2004), the Staff concurred with the exclusion of a proposal requesting the board commit to the use of "*in vitro* tests" and the "elimination of product testing" when the company's policies recognized the need to "refine or replace the need for animal testing" while the policies contained the statement that "[w]hen animal testing is necessary, PPG is committed to using study designs that maximize the amount of information derived per test while minimizing the aggregate number of animals subjected to testing." Thus, while the company's policies addressed animal testing, the proposal in *PPG Industries* was not "fully effected" yet still deemed excludable by the Staff. *See also McDonald's Corp.* (avail. Mar. 12, 2008); *Covance Inc.* (avail. Feb. 22, 2008); *Exxon Mobil Corp.* (avail. Mar. 17, 2006); *Freeport-McMoRan Copper & Gold Inc.* (avail. Mar. 5, 2003); *The Talbots Inc.* (avail. Apr. 5, 2002); *The Gap, Inc.* (Mar. 16, 2001); *Kmart Corp.* (avail. Feb. 23, 2000); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom Inc.* (avail. Feb. 8, 1995). Further, proposals have been considered substantially implemented where the company implemented part, but not all, of a multi-faceted proposal. *See HCA Inc.* (avail. Feb. 18, 1998) (allowing exclusion of a shareholder proposal as substantially implemented where the company implemented three of the four actions requested).

In the instant case, each element of the Proposal has been fully addressed by the Company's actions. When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals where the company had already addressed the items requested in the proposal. *See, e.g., Alcoa Inc.* (avail. Feb. 2, 2009) (concurring with the exclusion of a proposal requesting a report on global warming where the company had already prepared an environmental sustainability report); *Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *Allegheny Energy, Inc. (Premoshis)* (avail. Feb. 20, 2008); *Honeywell International, Inc.* (avail. Jan. 24, 2008).

Accordingly, we believe that the Guidelines substantially implement the Proposal, and that the Proposal may be excluded from the 2011 Proxy Materials under Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2011 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Douglas K. Chia, the Company's Assistant General Counsel and Corporate Secretary, at (732) 524-3292.

Sincerely,



Elizabeth A. Ising

Enclosure(s)

cc: Douglas K. Chia, Johnson & Johnson
Susan L. Hall, PETA

Exhibit A


RECEIVED
NOV - 9 2010
DOUGLAS CHIA

November 8, 2010

Steven M. Rosenberg
Secretary
Johnson & Johnson
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Mr. Rosenberg:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for Johnson & Johnson's 2011 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2011 annual meeting of shareholders.

Please communicate with my authorized representative Susan L. Hall, Esq. if you need any further information. Ms. Hall can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at Shall@fairchild.com.

Very truly yours,

Jill Maynard

Enclosures

cc: Susan L. Hall, Esq.


RECEIVED
NOV - 9 2010
DOUGLAS CHIA



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)

PETA.ORG

November 8, 2010

Steven M. Rosenberg
Secretary
Johnson & Johnson
1 Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Mr. Rosenberg:

Attached to this letter is a Shareholder Proposal sponsored by Jill Maynard and submitted for inclusion in the proxy materials for the 2011 annual meeting. Also enclosed is a letter from Ms. Maynard designating me as her authorized representative, along with her broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at SHall3450@gmail.com.

Very truly yours,

Susan L. Hall

Susan L. Hall
Counsel

Enclosures
SLH/pc


AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

Eliminate Unnecessary Use of Animals

RESOLVED, to maintain and promote the highest ethical and evidence-based training standards, the Board is requested to:

1. Adopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations.

2. Eliminate the use of animals to train sales representatives.

Supporting Statement

The prevailing ethic governing the use of animals by the medical, scientific, and corporate community holds that animal use should be eliminated in favor of non-animal methods whenever and wherever possible. To use animals when effective alternatives are readily available is both out of step with this professional consensus and a disservice to our shareholders, who rightly expect our Company to maintain high training standards consistent with state-of-the-art science.

Johnson & Johnson's Ethicon Institute for Surgical Education in India and Ethicon Endo-Surgery in the U.S. use healthy pigs for training medical professionals in the use of laparoscopic surgical equipment, even though our Company uses simulators for this purpose at other facilities. It is inexplicable that our Company would choose to use cruel, invasive, and demonstrably inferior training methods in one place and superior alternatives in another.

Animals in laboratories experience pain, fear, and stress. They spend their lives in unnatural settings, caged and deprived of companionship; are subjected to painful procedures; and are ultimately killed. This is the reality which must be acknowledged any time the use of animals is being considered.

Fortunately, for scientific, economic, and ethical reasons, the medical and scientific communities have developed and now rely on numerous non-animal training methods which have proved to be superior to the use animals. The use of live animals for laparoscopic training is illegal in Great Britain and the Netherlands, is not endorsed by the American College of Surgeons, and has been eliminated in all top American medical colleges.

Modern medical training employs virtual reality simulation, synthetic models, and human cadavers. These training tools replicate human anatomy, provide objective feedback for student assessment, and allow trainees to repeat procedures until vital skills have been mastered.[1] Our Company uses, and has even developed, some of these methods. It should use them consistently throughout the corporation and its subsidiaries.

---

[1] Reznick RK *et al.* 2006. Teaching surgical skills—change is in the wind. New Engl J Med; 355(25):2664–9.

Our Company also uses live animals to train sales representatives. In one instance in 2009 at Ethicon Endo-Surgery, a marketing intern who was not even a regular employee was allowed to perform surgical procedures on a live pig in a sales training program. These animals are used as a matter of convenience rather than necessity. Competitors in the medical device industry have ceased this practice.

We urge shareholders to vote in favor of this socially and ethically responsible proposal.

Edward Jones
3565 Crompond Rd Ste 6
Parkside Corner Plaza
Cortlandt Manor, NY 10567
(914) 736-2078

Marie A. Green
Financial Advisor

EdwardJones

November 8, 2010

Steven M Rosenberg
Secretary
Johnson & Johnson
1 Johnson & johnson Plaza
New Brunswick, NJ 08933

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Mr Rosenberg

This firm holds 1,000 shares of Johnson & Johnson common stock on behalf of our client, Jill Maynard. Ms Maynard acquired these shares on November 7, 2003 and November 24, 2004 and has held them continuously for a period of one year prior to the date on which her shareholder proposal is being submitted.

If you have any further questions, please do not hesitate to contact me.

Very truly yours,


Marie A Green

Johnson & Johnson

DOUGLAS K. CHIA
ASSISTANT GENERAL COUNSEL
CORPORATE SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-3292
FAX: (732) 524-2185
DCHIA@ITS.JNJ.COM

November 19, 2010

VIA FEDERAL EXPRESS

Susan L. Hall
c/o Stephanie Corrigan
2898 Rowena Avenue, Suite 103
Los Angeles, CA 90039

Dear Ms. Hall:

This letter acknowledges receipt by Johnson & Johnson (the "Company") on November 9, 2010 of the shareholder proposals submitted by Ms. Jill Maynard regarding the use of animals in Company operations under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Rule"), for consideration at the Company's 2011 Annual Meeting of Shareholders (the "Proposal"). Ms. Maynard has requested that all communication regarding the Proposal be addressed to you.

Please be advised that Ms. Maynard must comply with all aspects of the Rule with respect to her shareholder proposal. The Proposal contains a procedural deficiency, which Securities and Exchange Commission ("SEC") regulations require us to bring to Ms. Maynard's attention. Paragraph (c) of the Rule clearly restricts each proponent to only one proposal, so we ask that Ms. Maynard let us know, within 14 days of your receipt of this letter, which one of her two proposals she would like to present and which one she would like to withdraw.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Corporate Secretary. Alternatively, you may send your response to me via facsimile at (732) 524-2185 or via e-mail at *dchia@its.jnj.com*. For your convenience, a copy of the Rule is enclosed.

In the interim, you should feel free to contact either my colleague, Lacey Elberg, Assistant Corporate Secretary, at (732) 524-6082 or me at (732) 524-3292 if you wish to discuss the Proposal or have any questions or concerns that we can help to address.

Very truly yours,



Douglas K. Chia

cc: L. P. Elberg, Esq.

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote

against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

From: Chia, Douglas [JJCUS] [mailto:DChia@its.jnj.com]
Sent: Saturday, November 27, 2010 5:59 PM
To: shall@fairchild.com
Cc: StephanieC@peta.org; KathyG@peta.org; JessicaS@peta.org
Subject: Re: Sharedhold Resolution

Receipt confirmed. Thank you.

Doug

----- Original Message -----
From: Hall, Susan <shall@fairchild.com>
To: Chia, Douglas [JJCUS]
Cc: StephanieC@peta.org <StephanieC@peta.org>; kathyg@peta.org <kathyg@peta.org>; jessicas@peta.org <jessicas@peta.org>
Sent: Sat Nov 27 14:53:25 2010
Subject: RE: Sharedhold Resolution

Dear Doug,

This e-mail is in response to the letter dated November 19, 2010 along with your e-mail message below. With respect to the shareholder proposal sponsored by Ms. Jill Maynard, please be advised that the following resolution will be presented:

RESOLVED, to maintain and promote the highest ethical and evidence-based training standards, the Board is requested to adopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations.

The shareholder proposal which is withdrawn is the following:

Eliminate the use of animals to train sales representatives.

If you would confirm receipt of this message to me and the other recipients, I would appreciate it.

Susan Hall

-----Original Message-----
From: Chia, Douglas [JJCUS] [mailto:DChia@its.jnj.com]
Sent: Tue 11/23/2010 11:38 AM
To: Hall, Susan
Cc: StephanieC@peta.org
Subject: RE: Sharedhold Resolution

Susan:

Thanks for your e-mail.

Ms. Maynard's letter of November 8, 2010 appears to us to include two separate and distinct items for consideration by the shareholders. The way we read what was submitted (i.e., the document entitled "Eliminate Unnecessary Use of Animals"), Ms. Maynard would like the shareholders to vote on whether to request the Board to "[a]dopt available non-animal methods whenever possible and incorporate them consistently throughout all the Company's operations." Ms. Maynard is also asking the shareholders to vote on whether to request the Board to "[e]liminate the use of animals to train sales representatives." The context provided in Ms. Maynard's supporting statement, in addition to our past discussions on these issues, makes it clear that these are two separate and distinct matters. Pursuant to paragraph (c) of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, we are asking Ms. Maynard to choose one of these two proposals for submission for the 2011 Annual Meeting.

Feel free to let me know if Ms. Maynard needs further clarification.

Kind regards,

Doug

-----Original Message-----
From: Hall, Susan [mailto:shall@fairchild.com]
Sent: Monday, November 22, 2010 1:43 PM
To: Chia, Douglas [JJCUS]
Cc: StephanieC@peta.org
Subject: Sharedhold Resolution

Dear Doug,

I am in receipt of your letter regarding the shareholder proposal submitted by Jill Maynard. We have checked with Ms. Maynard who advises that only one shareholder resolution was submitted to J&J. Could you email the two resolutions that you have so that we can determine what the problem, and therefore the solution, might be?

Many thanks.

Susan Hall

GIBSON DUNN

Exhibit B



Guidelines for the Use of Animals In Teaching & Demonstrations

It is sometimes necessary for the Johnson & Johnson Family of Companies to use laboratory research animals for teaching or demonstration purposes. This is especially true for certain products, e.g. medical devices, where it is essential to train health professionals, as well as our product representatives, in the proper use of these products.

Audiovisual teaching aids and model systems are frequently used to assist individuals in acquiring basic scientific information. In other instances, only experience gained through the use of live animals is appropriate in learning the proper use of such products in a variety of medical or surgical procedures. Limitation of this resource would greatly reduce the quality of training of both our health care professionals and product representatives. Therefore, the use of animals for teaching and demonstrations is essential if our products are to be used with minimum risk to human and animal populations.

The following principles confirm our commitment to the conservation and humane treatment of animals used for teaching and demonstration purposes, whether within Johnson & Johnson facilities or at outside institutions under the direction of Johnson & Johnson personnel:

- Live animals shall be used for teaching or demonstration purposes only when actual participation by the trainee is required to learn the proper usage of a product in a medical or surgical procedure.
- Participation in a training session shall be limited to only those individuals for whom the training experience is considered essential.
- Alternative methods shall be employed whenever possible. These include, but are not limited to videotapes, synthetic models, computer simulation, abattoir specimens and reconstituted freeze-dried or gamma-irradiated specimens.
- Live animals used in demonstrations shall be obtained only from licensed or approved sources and preferably will have been bred and reared specifically for research purposes.
- The number of animals utilized for each session shall be the minimum necessary to provide appropriate training to the participants.
- Anesthesia, preparation and usage of all animals shall be under the direction of a veterinarian or other suitably trained individual.
- No animal shall be subjected to unnecessary pain and/or distress. In all instances the appropriate anesthetic agents, analgesics and tranquilizers shall be used.
- Use of live animals or animal tissue specimens will be conducted only in approved and appropriate laboratory settings.



- All surgical procedures, including pre- and post-procedural care utilizing animals will be conducted in full compliance with the Animal Welfare Act (7 USC 2143) and in a manner consistent with the National Institutes of Health Guide for the Care and Use of Laboratory Animals.
- Only humane and appropriate methods of euthanasia will be used, as described by the American Veterinary Medical Association Panel on Euthanasia.
- All animals shall be treated humanely. They shall be housed and cared for in accordance with requirements of the Animal Welfare Act (7 USC 2143) and in a manner consistent with the National Institutes of Health (NIH) Guide for the Care and Use of Laboratory Animals, the Johnson & Johnson Policy on Humane Care and Use of Laboratory Animals, and all applicable state, local and institutional guidelines. Mistreatment of animals is grounds for dismissal.
- Johnson & Johnson-sponsored teaching and demonstration sessions held at non-Johnson & Johnson facilities are expected to conform to the above guidelines.